August 2, 2022

VIA EDGAR

Robert Shapiro

Abe Friedman

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 1, 2022 Form 8-K Filed May 4, 2022 File No. 001-38163

Dear Mr. Shapiro and Mr. Friedman:

On behalf of PetIQ, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on July 13, 2022. For convenience of reference, the Staff’s comments are provided in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2021 (the “Form 10-K”).

Comment No. 1:

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2021 Compared With Year Ended December 31, 2020, page 33

Where you attribute material fluctuations in your revenues, costs, and expenses to multiple factors, please quantify each key factor cited so investors may understand the magnitude and relative impact of each factor. Refer to Item 303(b)(2) of Regulation S-K.

230 E Riverside Drive, Eagle Idaho 83616 | 208-939-8900

www.PetIQ.com

Response:

We acknowledge the Staff’s comment. As it pertains to the disclosures in our Form 10-K filed March 1, 2022, we note that the factors such as the impact from the COVID-19 pandemic and the Capstar acquisition were disclosed. In light of the one-time nature of these drivers, combined with the quantification provided elsewhere in our Form 10-K filed March 1, 2022, we concluded that additional quantification of these items here was not material.

Notwithstanding the above, in considering the Staff’s comment, in future filings, we will, quantify the impact of the factors discussed in explaining material changes in material fluctuations in your revenues, costs, and expenses to multiple factors, including changes relating to current inflation rates. As an illustration, were we to use pages 33 – 34 from our Form 10-K filed March 1, 2022, we anticipate that such disclosure would appear as follows (with changes underlined for reference):

Consolidated Net Sales

Consolidated net sales increased approximately $152.5 million, or 20%, to $932.5 million for the year ended December 31, 2021, compared to $780.1 million for the year ended December 31, 2020. This increase was driven by an increase in sales of distributed and manufactured products.  Additionally, the Services segment revenue ~~grew revenue significantly~~ increased $52.8 million ~~on~~ due to the reduced impact from the COVID-19 pandemic.

Gross profit

Gross profit increased by approximately $51.2 million, or 38%, to $186.4 million for the year ended December 31, 2021, compared to $135.2 million for the year ended December 31, 2020. This increase is largely due to the increase in sales of manufactured products within our Product segment, driven by the increased sales of products resulting from the Capstar acquisition in 2020 which carry a higher margin than our distributed product sales. Gross margin (gross profit as a percentage of sales) increased from 19.5% to 21.7% for product sales due to the factors sited above.

~~Increase in manufactured products was positively impacted by sale of products acquired as part of the Capstar acquisition in 2020.~~  Additionally, our services segment contributed to our gross profit increase by $13.5 million due to improvements in operations as COVID-19 related closures lessened during 2022. Gross margin for the Services segment improved from -11.3% to 6.9% on the lower clinic closures and lower cancelations related to COVID-19.

Comment No. 2:

Form 8-K Furnished May 4, 2022 Exhibit 99.1

Outlook, page 3

We note you provide non-GAAP guidance for Adjusted EBITDA. Please present the most directly comparable GAAP guidance with equal or greater prominence and include a quantitative reconciliation to the comparable GAAP guidance, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the second to last bullet in Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and acknowledge that the Company did not disclose the comparable GAAP financial measure with equal or greater prominence than the non-GAAP measure. Going forward, the Company will include a disclosure regarding non-GAAP guidance for Adjusted EBITDA substantively similar to the following.

The Company does not provide guidance for the most directly comparable GAAP measure, net income, and similarly cannot provide a reconciliation between its forecasted adjusted EBITDA and net income metrics without unreasonable effort due to the unavailability of reliable estimates for certain components of net income and the respective reconciliations. These forecasted items are not within the Company’s control, may vary greatly between periods and could significantly impact future financial results for the full year ending December 31, 2022.

Comment No. 3:

Non-GAAP Reconciliations, page 11

We note multiple non-GAAP reconciliations include an adjustment for "Non same-store adjustment" which includes pre-opening expenses. Please explain to us why you believe adjusting for pre-opening costs is appropriate considering your growth strategy includes the opening of new clinics, and these costs would appear to be normal, recurring, cash operating expenses necessary for your core operations. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment similarly applies to your non-GAAP consolidated Adjusted EBITDA reconciliation provided in your Form 10-K and Form 10-Q's.

Response:

We acknowledge the Staff’s comment and respectfully note that we have considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretation on Non-GAAP Measures and believe that such costs are not normal, recurring, cash operating expenses necessary to operate our business, and therefore are appropriate items for reconciliation as part of our presentation of Adjusted EBITDA. Pre-opening expenses, which include marketing and advertising, labor, recruiting, training, and travel related costs that are not assignable to an operating location, are costs that are not included in the Company’s measure of segment profit or loss. We believe that such higher pre-opening expenses are related to opening a wellness center and as such, are not indicative of ongoing core operating performance. In fact, revenues from wellness centers for 2021 and the first quarter of 2022, respectively comprised approximately 3.5% of our total company revenue. Further, the exclusion of pre-opening costs and related costs from Adjusted EBITDA, is helpful to investors because it enhances comparability of our operating performance from period-to-period and provides investors with a more accurate view of operating results, without the impact of further wellness center additions which can vary from period-to-period. We also submit that, within the retail industry, the exclusion of similar pre-opening costs from non-GAAP performance measures is not unusual, particularly with respect to companies that are expanding their store footprints, and that such retailers have similarly stated that they view such adjustments as helpful to facilitate comparability of store operating performance from period-to-period.

Additionally, we note that the decision to expand or reduce the number of wellness centers is opportunistic and ultimately discretionary and highly variable between years, and the costs to open wellness centers fluctuate in amount and timing between periods and on a year-over-year basis. Unlike other industries, we do not consistently or reliably open new wellness centers and accordingly these operating expenses are not core to our operations. Wellness center openings are influenced by various macro-economic factors and events as well as specific local market factors. As such, the amount of pre-opening costs in any given period is driven by the number, timing, and location of newly opening wellness centers and has no relationship to the overall ongoing performance of our business.

For example, we note that we are currently slowing the rate at which we open wellness centers. As such, we are currently undertaking efforts to reduce these expenses, including reducing headcount related to such activities.

In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the items described above as they do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business. In future filings, we undertake to provide further disclosure explaining the non-recurring nature of pre-opening costs.

Comment No. 4:

Pro forma Impact of Loss of Distribution, page 13

We note your non-GAAP measures presented under the header "Pro forma Impact of Loss of Distribution" which exclude impacts related to your loss of distribution rights. Please tell us your consideration of Questions 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining the appropriateness of these adjustments.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we intend to move the location of “Pro forma Impact of Loss of Distribution” table shown below to be included separately from our non-GAAP measures, as well as to better describe the loss of specific distribution business in 2021, which will not recur in 2022. We also plan on changing the captions to fully describe the nature of the table. As an illustration, were we to update our earnings release, we anticipate that such disclosure would appear as follows:

As previously announced in our earnings release from March 1, 2022, we no longer distribute certain manufacturers’ products to certain customers. The table below represents the portion of net sales and Adjusted EBITDA associated with our distribution of such manufacturers’ products to certain customers. As these transactions will not recur in 2022, they are excluded from the measures below to provide additional details to investors for comparative purposes.

PetIQ, Inc.

Impact of Loss of Distribution on Sales and Adjust EBITDA

(Unaudited, in 000’s)

	For the Three Months Ended				For the Year Ended
	March 31	June 30	September 30	December 31	31-Dec-21
Previously Reported net sales	$254,347	271,011	210,534	196,636	$932,528
Loss of Distribution	-20,250	-11,830	-3,510	-480	-36,070
Net Sales after impact of loss of distribution	234,097	259,181	207,024	196,156	896,458
Previously reported Adjusted EBITDA	$26,861	34,359	16,364	15,308	$92,892
Loss of Distribution	-1,012	-592	-175	-24	-1,803
Adjusted EBITDA after impact of loss of distribution	$25,849	33,767	16,189	15,284	$91,089

***

If you have any questions regarding any of the responses in this letter, please call me at (208) 939-8900 ext. 485.

Respectfully submitted,

/s/ Zvi Glasman

Zvi Glasman

cc:      Michael J. Blankenship, Winston & Strawn LLP

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